                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)1

                            Whitehall Jewellers, Inc.
                            -------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                  965 063 10 0
                                  ------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 22, 2005
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box /X/.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

----------------------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

------------------------------                           -----------------------
CUSIP 965 063 10 0                    13D                    Page 2 of 11 Pages
------------------------------                           -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   2,018,400
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,018,400
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,018,400
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                           -----------------------
CUSIP 965 063 10 0                    13D                    Page 3 of 11 Pages
------------------------------                           -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   2,018,400
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,018,400
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,018,400
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                           -----------------------
CUSIP 965 063 10 0                    13D                    Page 4 of 11 Pages
------------------------------                           -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   2,018,400
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,018,400
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,018,400
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                           -----------------------
CUSIP 965 063 10 0                    13D                    Page 5 of 11 Pages
------------------------------                           -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   2,018,400
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,018,400
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,018,400
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                           -----------------------
CUSIP 965 063 10 0                    13D                    Page 6 of 11 Pages
------------------------------                           -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       STEVEN J. PULLY
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   - 0 -
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                           -----------------------
CUSIP 965 063 10 0                    13D                    Page 7 of 11 Pages
------------------------------                           -----------------------

            The following constitutes Amendment No. 1 ("Amendment No. 1") to the
Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule
13D as specifically set forth.

      Item 2 is hereby amended and restated to read as follows:

Item 2.     Identity and Background.
            -----------------------

            (a) - (c) This  Statement is jointly  filed by NP, NCM, NCG, Mark E.
Schwarz and Steven J. Pully  (collectively,  the "Reporting  Persons").  Because
Mark E. Schwarz is the managing  member of NCG, which is the general  partner of
NCM (with Mark Schwarz, NCG and NCM, hereinafter referred to as the "Controlling
Persons"),  which in turn is the general partner of NP, the Controlling  Persons may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as
amended (the "Act"),  to be the beneficial  owners of all shares of Common Stock held by NP. The Reporting Persons are filing this Statement jointly, as they may be considered a "group" under Section 13(d)(3) of the Act. However,  neither the fact of this  filing  nor  anything  contained  herein  shall be deemed to be an admission by the Reporting Persons that such a group exists.

            The  principal  occupation  of Mark E.  Schwarz  is  serving  as the managing  member of NCG. The principal  business of NCG is acting as the general partner of NCM. The principal  business of NCM is acting as the general  partner of NP. The principal business of NP is investing in securities.

            The  principal  occupation  of Steven  J.  Pully is  serving  as the
President of NCM. Mr. Pully is also Chairman of the Board of the Issuer.

            The principal place of business for each of the Reporting Persons is
300 Crescent Court, Suite 1110, Dallas, Texas 75201.

            (d) During the last five years,  none of the  Reporting  Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years,  none of the  Reporting  Persons has been a party to a civil  proceeding  of a  judicial  or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree or final order enjoining future  violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) NP,  NCM and NCG are  organized  under  the laws of the State of
Texas. Messrs. Schwarz and Pully are citizens of the United States of America.

------------------------------                           -----------------------
CUSIP 965 063 10 0                    13D                    Page 8 of 11 Pages
------------------------------                           -----------------------

     Item 4 is hereby amended to add the following:

            On June 22, 2005, Steven J. Pully, the President of NCM, was elected to the  Board of  Directors  of the  Issuer.  On July 1,  2005,  Mr.  Pully  was
appointed as Chairman of the Board of the Issuer.  In his capacity as a director of the Issuer, Mr. Pully may participate in discussions with other Board members and make recommendations relating to any of the matters referred to in Item 4.

     Item 5(a) is hereby amended to add the following:

            Currently,  Steven J. Pully does not  beneficially own any shares of
Common Stock.

     Item 7 is hereby amended to add the following exhibit:

             2.    Joint Filing Agreement by and among Newcastle Partners, L.P.,
                   Newcastle Capital Management,  L.P., Newcastle Capital Group,
                   L.L.C.,  Mark E.  Schwarz and Steven J. Pully,  dated July 6,
                   2005.

------------------------------                           -----------------------
CUSIP 965 063 10 0                    13D                    Page 9 of 11 Pages
------------------------------                           -----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this
Statement is true, complete and correct.

Dated: July 6, 2005                   NEWCASTLE PARTNERS, L.P.

                                      By: Newcastle Capital Management, L.P.,
                                          its General Partner

                                      By: Newcastle Capital Group, L.L.C.,
                                          its General Partner

                                      By: /s/ Mark E. Schwarz
                                          ------------------------------------
                                          Mark E. Schwarz, Managing Member

                                      NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                      By: Newcastle Capital Group, L.L.C.,
                                          its General Partner

                                      By: /s/ Mark E. Schwarz
                                          -------------------------------------
                                          Mark E. Schwarz, Managing Member

                                      NEWCASTLE CAPITAL GROUP, L.L.C.

                                      By: /s/ Mark E. Schwarz
                                          -------------------------------------
                                          Mark E. Schwarz, Managing Member

                                       /s/ Mark E. Schwarz
                                       ----------------------------------------
                                       MARK E. SCHWARZ

                                       /s/ Steven J. Pully
                                       -----------------------------------------
                                       STEVEN J. PULLY

------------------------------                           -----------------------
CUSIP 965 063 10 0                    13D                   Page 10 of 11 Pages
------------------------------                           -----------------------

                                  EXHIBIT INDEX

Exhibit                                                                     Page
-------                                                                     ----
1.      Joint Filing  Agreement by and among Newcastle  Partners,
        L.P.,  Newcastle  Capital  Management,   L.P.,  Newcastle
        Capital Group,  L.L.C.  and Mark E. Schwarz,  dated April
        18, 2005 (previously filed).                                         --

2.      Joint Filing  Agreement by and among Newcastle  Partners,
        L.P.,  Newcastle  Capital  Management,   L.P.,  Newcastle
        Capital  Group,  L.L.C.,  Mark E.  Schwarz  and Steven J.
        Pully, dated July 6, 2005.                                           11

------------------------------                           -----------------------
CUSIP 965 063 10 0                    13D                   Page 11 of 11 Pages
------------------------------                           -----------------------

                             JOINT FILING AGREEMENT

            In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement  on  Schedule  13D dated July 6,
2005  (including  amendments  thereto)  with  respect  to the  Common  Stock  of
Whitehall  Jewellers,  Inc.  This Joint  Filing  Agreement  shall be filed as an
Exhibit to such Statement.

Dated: July 6, 2005                   NEWCASTLE PARTNERS, L.P.

                                      By: Newcastle Capital Management, L.P.,
                                          its General Partner

                                      By: Newcastle Capital Group, L.L.C.,
                                          its General Partner

                                      By: /s/ Mark E. Schwarz
                                          ------------------------------------
                                          Mark E. Schwarz, Managing Member

                                      NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                      By: Newcastle Capital Group, L.L.C.,
                                          its General Partner

                                      By: /s/ Mark E. Schwarz
                                          -------------------------------------
                                          Mark E. Schwarz, Managing Member

                                      NEWCASTLE CAPITAL GROUP, L.L.C.

                                      By: /s/ Mark E. Schwarz
                                          -------------------------------------
                                          Mark E. Schwarz, Managing Member

                                       /s/ Mark E. Schwarz
                                       ----------------------------------------
                                       MARK E. SCHWARZ

                                       /s/ Steven J. Pully
                                       -----------------------------------------
                                       STEVEN J. PULLY